UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 21, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date November 21, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply a fiber line to West Coast Paper, India
(Helsinki, Finland, November 21, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a new fiber line to an Indian customer – The West Coast Paper Mills Ltd in Dandeli, Karnakata state. The new fiber line project is the first step in a plan to increase the company’s paper production and enhance pulp capacity and quality. The value of the order is close to EUR 25 million. The line is scheduled to start up during the second half of 2008.
The new fiber line is designed for a daily capacity of 725 odt (oven dry tonnes) of fully bleached pulp. The line will be the largest single pulp mill fiber line in India. The scope of Metso Paper’s delivery comprises cooking, knotting and screening, oxygen delignification and ECF (elemental chlorine-free) bleaching. Wash presses will be installed at each stage of washing of both brown stock and bleached pulps.
Metso Paper also earlier supplied pulping equipment for The West Coast Paper Mill’s existing fiber line in Dandeli.
The West Coast Paper Mills Ltd. belongs to the S.K. Bangur Group, which has interests in paper, cables, chemicals, tea, coffee and rubber. Today, the Group’s net sales are approximately INR 10,000 million (over EUR 170 million). The West Coast Paper Mills manufactures writing, printing, wrapping and packaging papers.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com

For further information, please contact:

N. K. Jain, Vice President, Fiber Business Line, Metso Paper, India, tel. +91 124 235 1541, Yngve Lundahl, Regional Sales Manager, Fiber Business Line, Metso Paper, Sweden, tel. +46 60 16 51 77

For further information to investors, please contact:

Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,

or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.